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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends 21st Century Oncology Holdings, Inc.

	Year Ended December 31,					Three Months Ended March 31, 2014	Pro Forma Year Ended
	2009	2010	2011	2012	2013		2013
	(dollars in thousands)
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	$(6,713)	$(126,600)	$(375,248)	$(146,584)	$(98,680)	$(27,139)	$(85,880)
(Income)Loss from equity investees	(880)	(1,001)	1,036	817	454	38	454
Distributed income of equity investees	301	1,007	633	9	21	54	21
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,835)	(1,698)	(3,558)	(3,079)	(1,966)	(936)	(1,966)
Fixed Charges	65,137	62,490	65,656	83,361	94,244	30,101	81,444

Earnings	$56,010	$(65,802)	$(311,481)	$(65,476)	$(5,927)	$2,118	$(5,927)

Interest expense	63,119	59,098	61,212	77,987	87,209	27,611	74,409
An estimate of the interest within rental expense	2,018	3,392	4,444	5,374	7,035	2,490	7,035

Fixed Charges	$65,137	$62,490	$65,656	$83,361	$94,244	$30,101	$81,444

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency to cover charges (2)	$9,127	$128,292	$377,137	$148,837	$100,171	$27,983	$87,371

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2)
Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends 21st Century Oncology Holdings, Inc.